Via EDGAR	UBS AG Postfach 8098 Zürich Tel.+41-44-234 11 11 Corporate Center Group CFO Management Tom Naratil Tel.+41 44 234 24 07 Fax +41 44 234 21 00 tom.naratil@ubs.com www.ubs.com
Ms. Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-1090
7 November 2011
UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished July 26, 2011
File Number 001-15060
Dear Ms. Hunsaker:
On 16 September 2011, we submitted our response to the comment letter dated August 22, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (a) the annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), and (b) the second quarter 2011 report on Form 6-K of UBS AG (“UBS” or the “Company”). Our response to Comment 3 of the Comment Letter referenced information related to the re-securitization positions reported in the Basel II Pillar 3 disclosures on page 185 of our 2010 Form 20-F.
We are writing to apprise you and the Staff of the Commission that we are re-filing our Basel II Pillar 3 First Half 2011 Report no later than tomorrow in order to correct certain figures relating to information as of 30 June 2011 as well as comparative figures for the period ended 31 December 2010. As stated on page 23 of the amended report, following an in-depth review of our Pillar 3 securitization disclosures, we determined that certain of our assumptions were not consistent with industry practice and needed refining, resulting in certain corrections to amounts disclosed previously. This review took into consideration the guidance “Industry good practice guidelines on Pillar 3 disclosure requirements for securitization” issued by the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies. The tables including updated information are clearly indicated as such and we have included comparative information for 31 December 2010 at the same level of granularity as the information for 30 June 2011, rather than on an aggregated basis. Qualitative information has been updated to the extent this was necessary to reflect the changed principles applied, or where it was considered appropriate in order to enhance the reader’s understanding. Those corrections have been issued today publicly in our Basel II Pillar 3 First Half 2011 report.

UBS AG Form 20-F for the fiscal year ended December 31, 2010 Form 6-K furnished July 26, 2011 File Number 001-15060 7 November 2011 Page 2 of 2
As a result of those corrections, one element of our response to Comment 3 should be amended as follows (with marked changes in bold):
UBS has not originated any re-securitization SPEs in any of the periods presented; consequently, no additional quantitative information has been provided. Approximately CHF 1.5~~7~~ billion of the positions reported as re-securitization positions in the Basel II Pillar 3 disclosure on page 185 relate to re-securitization SPEs that were originated by UBS in periods prior to 2008. The remaining positions (approximately CHF 3.3~~5.0~~ billion) were acquired in the secondary market.
The corrections have no other effect on Comment 3 or other responses to the Comment Letter.
We hereby acknowledge on behalf of UBS AG that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We are available to discuss this letter with you, should you so desire. If you wish to contact us, we suggest you contact Todd Tuckner at +41 44 234 8280 (todd.tuckner@ubs.com) or Alex Brougham at +44 207 567 7425 (alex.brougham@ubs.com).

Very truly yours,

UBS AG

Tom Naratil	Todd Tuckner
Group Chief Financial Officer	Head of Group Tax & Accounting Policy